

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Ofir Paz
Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor St.
Tel Aviv, Israel 67448

> **Re:** **InspireMD, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2012**
> **File No. 333-184066**

Dear Mr. Paz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to include all non-Rule 430A information that you have omitted from your document. For example, we note that you have omitted the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission's website at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Summary, page 1

2. Please disclose in the first paragraph of your overview section your history of losses as well as the going concern opinion issued by your auditor.

3.   We note that you intend to use the net proceeds of this offering to "pursue FDA approval in the U.S." Please disclose in the third paragraph of your overview section the status of the FDA review process and whether you are currently able to sell products in the US.

4.   We note your disclosure in the third full paragraph on page 2 that you have not yet determined what your reverse stock split ratio will be and that you intend the split to occur immediately following the effectiveness of the registration statement. Please disclose the reverse stock split ratio.   Also, please tell us how this split will affect your prospectus disclosure, including the last reported sale price of your common stock disclosed on the prospectus cover page.

Exhibit 5.1

5.   Please file a revised opinion of counsel with all the blank information completed prior to seeking acceleration of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at (202) 551-3637 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Rick A. Werner, Esq.